ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 15, 2021
VIA EDGAR TRANSMISSION
Mr. Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Dear Mr. Long:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) with respect to the financial statements filed on Form N-CSR for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	Series Name	FYE Reviewed
S000062057	AI Powered International Equity ETF	5/31/2020
S000057712	ClearShares OCIO ETF	5/31/2020
S000062383	ClearShares Ultra-Short Maturity ETF	5/31/2020
S000054088	Aptus Drawdown Managed Equity ETF	4/30/2020
S000062252	Opus Small Cap Value ETF	4/30/2020
S000062593	Aptus Defined Risk ETF	4/30/2020
S000065985	Aptus Collared Income Opportunity ETF	4/30/2020
S000049009	AlphaMark Actively Managed Small Cap ETF	3/31/2020
S000036971	AlphaClone Alternative Alpha ETF	3/31/2020
For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.    With respect to the ClearShares OCIO ETF, the Staff noted significant ownership by one entity. Please consider adding a shareholder concentration risk factor to the Prospectus.
Response:    Because the ClearShares OCIO ETF principally invests in other ETFs and redemption proceeds are typically paid in-kind, the Trust does not expect that a large shareholder redemption would have a significant impact on the Fund’s remaining shareholders. Consequently, the Trust respectfully declines to add the suggested disclosure.
Comment 2.    With respect to the Aptus Defined Risk ETF, the Principal Investment Strategy as contained in the Prospectus states that the Fund will invest 75%–95% in investment grade bonds. However, the shareholder letter contained in the April 30, 2020 Annual Report states that the Fund typically invests 90%–95% in investment grade bonds. Please clarify the extent to which the Fund invests in investment grade bonds.
Response:    The reference in the shareholder letter to the Fund investing 90%–95% in investment grade bonds was intended to describe the typical exposure of the Fund during the fiscal year ended April 30,

2020. In the future, such descriptions will be tailored to more specifically reference the time period being addressed.
Comment 3.    With respect to note 7 (Transactions with Affiliated Securities) to the financial statements for the ClearShares OCIO ETF, please disclose in future shareholder reports the share activity based on dollar value rather than the number of shares, although the number of shares held at the close of the period should continue to be reported. See Item 12-14, note 1(b) of Regulation S–X.
Response:    The requested information will be included in future shareholder reports.
Comment 4.    With respect to the Schedule of Investments for the Aptus Collared Income Opportunity ETF, please disclose any counterparties related to the Fund’s investments in options contracts.
Response:    The Trust notes that, because such options contracts are exchange-traded, there are no counterparties to disclose.
Comment 5.    With respect to the Statement of Operations for the AlphaMark Actively Managed Small Cap ETF, the Staff notes that the Fund principally invests in other ETFs.
a) If the Fund’s underlying ETFs paid a capital gain, please disclose that amount in the Notes to Financial Statements in accordance with Item 6-07, note 7(b) of Regulation S-X.
b) Please include disclosure regarding the Fund’s fund-of-funds strategy in the Notes to the Financial Statements.
Response:    The Trust confirms that the Fund did not receive any capital gain distributions from the Fund’s underlying ETFs during the period covered by the report. Additionally, the Trust will make the requested change with respect to describing the Fund’s fund-of-funds strategy in future shareholder reports.
Comment 6.    Please confirm if all advisers to the Funds are current with all invoices.
Response:    To the Trust’s knowledge, as of the date of this correspondence, all advisers to the Funds are current with respect to their obligations to pay certain expenses related to the applicable Funds.
Comment 7.    With respect to Note 6 to the Financial Statements for the Aptus ETFs, please provide fund-specific disclosure regarding each Fund’s use of derivatives in accordance with Accounting Standards Codification (ASC) 815-10-50-1.
Response:    The Trust confirms that the requested changes will be made in future shareholder reports.
Comment 8.    With respect to the Opus Small Cap Value ETF, please confirm that the Trust complied with the notification requirements of Rule 19a-1.
Response:    The Trust so confirms.
Comment 9.    With respect to the Aptus ETFs, the Staff noted an amended Form N-PX was filed on September 22, 2020. Please provide an explanation for the amendment. In addition, the Staff noted that the amendment was signed and dated as of the original filing date, instead of date of the amendment.
Response:    The amended Form N-PX was filed to add the EDGAR series ID for the Opus International Small/Mid Cap ETF, which ID was inadvertently omitted from the original filing. The Trust notes that the amendment was signed and dated as of the original filing date because the content of the filing was unchanged from the original filing and the only difference was the list of EDGAR series IDs, which are not part of the actual Form N-PX.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 765-5586 or at michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
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